SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Yappn Corp.
(Name of Issuer)

Common Stock, par value $.0001 per share
(Title of Class of Securities)

98484T105
(CUSIP Number)

David Lucatch C/O Yappn Corp. 1001 Avenue of America 11th Floor New York, New York 10018 Copy To: Harvey Kesner, Esq. 61 Broadway, 32nd Fl. New York, NY 10006
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 8, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98484T105

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
David Lucatch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
US
	7	SOLE VOTING POWER:
NUMBER OF SHARES		0
BENEFICIALLY	8	SHARED VOTING POWER:
OWNED BY EACH		70,000,000 (1)
REPORTING	9	SOLE DISPOSITIVE POWER:
PERSON WITH		0
	10	SHARED DISPOSITIVE POWER:
70,000,000 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
70,000,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
69.8% (based on 100,300,000 shares of Common Stock issued and outstanding as of December 2, 2013)
14	TYPE OF REPORTING PERSON (See Instructions)
IN

(1)  David Lucatch is the Chief Executive Officer of Intertainment Media, Inc., and, as such, has sole voting and investment power over the 70,000,000 shares of common stock held by Intertainment Media, Inc. Mr. Lucatch disclaims beneficial ownership over such shares held by Intertainment Media, Inc., except to the extent of any pecuniary interest therein.

CUSIP No. 98484T105

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Intertainment Media, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada
	7	SOLE VOTING POWER:
NUMBER OF SHARES		0
BENEFICIALLY	8	SHARED VOTING POWER:
OWNED BY EACH		70,000,000 (1)
REPORTING	9	SOLE DISPOSITIVE POWER:
PERSON WITH		0
	10	SHARED DISPOSITIVE POWER:
70,000,000 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
70,000,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
69.8% (based on 100,300,000 shares of Common Stock issued and outstanding as of December 2, 2013)
14	TYPE OF REPORTING PERSON (See Instructions)
OO

(1) David Lucatch is the Chief Executive Officer of Intertainment Media, Inc., and, as such, has sole voting and investment power over the 70,000,000 shares of common stock held by Intertainment Media, Inc. Mr. Lucatch disclaims beneficial ownership over such shares held by Intertainment Media, Inc., except to the extent of any pecuniary interest therein.

Item 1. Security and Issuer

The title and class of equity securities to which this Schedule 13D relates is common stock, par value $0.0001 per share (the "Common Stock"), of Yappn Corp, a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 1001 Avenue of America 11th Floor, New York, New York 10018.

Item 2. Identity and Background

(a) This statement is being filed by David Lucatch and Intertainment Media, Inc. (collectively, the “Reporting Persons”).

(b) The Reporting Persons’ business address is c/o Yappn Corp, 1001 Avenue of America 11th Floor, New York, New York 10018.

(c) N/A

(d) During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f) United States/Canada

Item 3. Source and Amount of Funds or Other Considerations

All shares were purchased with the Reporting Persons’ personal funds or working capital.

Item 4. Purpose of Transaction

All of the Issuer’s securities owned by the Reporting Persons have been acquired for investment purposes only.  Except as set forth above, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions required to be described in subsections (a) through (j) of Item 4 of Schedule 13D.  The Reporting Persons may, at any time, review or reconsider their positions with respect to the Issuer and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

Item 5. Interest in Securities of the Issuer

(a)  Mr. Lucatch beneficially owns 70,000,000 shares or 68.65% of the Issuer’s common stock, including the 70,000,000 shares of common stock held by Intertainment Media, Inc., an entity for which Mr. Lucatch serves as a Chief Executive Officer.  Mr. Lucatch disclaims beneficial ownership over such shares held by Intertainment Media, Inc., except to the extent of any pecuniary interest therein.

(b)  Mr. Lucatch may be deemed to hold shared voting and dispositive power over 70,000,000 shares of common stock.  Intertainment may be deemed to hold shared voting and dispositive power over 70,000,000 shares of common stock.  David Lucatch is the Chief Executive Officer of Intertainment Media, Inc., and, as such, has sole voting and investment power over the 70,000,000 shares of common stock held by Intertainment Media, Inc.  Mr. Lucatch disclaims beneficial ownership over such shares held by Intertainment Media, Inc., except to the extent of any pecuniary interest therein.

(c)  On March 28, 2013, the Issuer purchased a prospective social media platform and related group of assets known as Yappn from Intertainment Media, Inc. for 70,000,000 shares of the Issuer’s common stock, pursuant to an asset purchase agreement by and among the Issuer, Intertainment Media, Inc. and the Issuer’s newly formed wholly owned subsidiary, Yappn Acquisition Sub., Inc.

(d)  To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of the 70,000,000 shares of common stock reported in Item 5(a).

(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities.

Item 7. Material to Be Filed as Exhibits

Exhibit Number	Description

99.1	Joint Filing Agreement with David Lucatch and Intertainment Media, Inc.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 9, 2013	/s/ David Lucatch
David Lucatch

Dated: December 9, 2013	Intertainment Media, Inc.

	By:	/s/ David Lucatch
David Lucatch, Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description

99.1	Joint Filing Agreement with David Lucatch and Intertainment Media, Inc.